Exhibit 1.11

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD& A”)

The following MD&A, dated March 10, 2016, focuses on key statistics from the consolidated financial statements of Total Energy Services Inc. (the “Company” or “Total Energy”) and pertains to known risks and uncertainties relating to the energy services industry. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations for the year ended December 31, 2015, should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2015 and related notes and material contained in other parts of the 2015 Annual Report as well as the Company’s Annual Information Form (“AIF”). Additional information relating to Total Energy, including the Company’s AIF, may be found on SEDAR at www.sedar.com. Unless otherwise indicated, all dollar amounts presented herein are in Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business divisions operated through affiliates of Total Energy, expectations respecting the competitive position of such business divisions, expectations concerning the financing of future business activities, statements as to future economic and operating conditions and expectations regarding the payment of dividends in the future. Readers should review the cautionary statement respecting forward-looking information that appears below.

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as “seek”, “plan”, “continue”, “estimate”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “expect”, “may”, “anticipate” or “will” and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Company is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business divisions are, or may be, exposed in all aspects of their business, the ability of the Company’s various business divisions to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Company’s various business divisions to attract and maintain key personnel and other qualified employees, various environmental risks to which the Company’s business divisions are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Company’s business divisions operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws and regulations or changes in existing laws, regulations or administrative practices on the part of regulatory authorities, including without limitation taxation and environmental laws and regulations and changes in how such laws and regulations are interpreted and enforced. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management’s views concerning the negotiating position of the Company and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business divisions is based on the current budget of the Company (which is subject to change), factors that affected the historical growth of such business divisions, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Company’s business divisions is based upon the current competitive environment in which those business divisions operate, expectations relating to future economic and operating conditions, current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future

FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

business activities is based upon the financing sources on which the Company and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A. All of the forward looking statements of the Company contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Company is exposed are described in additional detail in this MD&A under the heading “Risk Factors” below and in the Company’s AIF. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying audited consolidated financial statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the accompanying audited consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer, together with other members of management (collectively, the “Officers”), have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that the information required to be disclosed by the Company and its consolidated divisions, subsidiaries and partnerships in its filings or other reports submitted by it under securities legislation is in compliance with the time periods specified in the securities legislation. These disclosure controls and procedures include controls and procedures which have been designed to ensure that the information required to be disclosed by the Company and its consolidated divisions and subsidiaries in its filings or other reports submitted by it under securities legislation is accumulated and communicated to the Officers and others within those entities to allow timely decisions regarding required disclosure.

Disclosure Controls and Procedures: The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is reported within the time periods specified under securities laws, and include controls and procedures that are designed to ensure that information is communicated to management of Total Energy, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual Financial and Interim Filings) was conducted as at December 31, 2015. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer of Total Energy have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2015.

Internal Control Over Financial Reporting: The Chief Executive Officer and Chief Financial Officer of Total Energy are responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). The Chief Executive Officer and Chief Financial Officer of Total Energy directed the assessment of the design and operating effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 and based on that assessment determined that the Company’s internal control over financial reporting was, in all material respects, appropriately designed and operating effectively. There were no changes to internal controls over financial reporting that would materially affect, or be reasonably likely to materially affect, the Company’s internal controls over financial reporting during the quarter ended December 31, 2015.

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

While the Officers have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures will not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

NON-IFRS MEASURES

Operating earnings means results from operating activities and is equal to net income before income taxes, the gain on sale of property, plant and equipment, finance costs and finance income. EBITDA means earnings before interest, taxes, depreciation and amortization and is equal to net income before income taxes, finance costs, depreciation and finance income. Cashflow means cash provided by operations before changes in non-cash working capital items. Operating earnings, EBITDA and cashflow are not recognized measures under IFRS. Management believes that in addition to net income, operating earnings, EBITDA and cashflow are useful supplemental measures as they provide an indication of the results generated by the Company’s primary business activities prior to consideration of how those activities are financed, amortized or how the results are taxed in various jurisdictions as well as the cash generated by the Company’s primary business activities without consideration of the timing of the monetization of non-cash working capital items. Readers should be cautioned, however, that operating earnings, EBITDA and cashflow should not be construed as an alternative to net income determined in accordance with IFRS as an indicator of Total Energy’s performance. Total Energy’s method of calculating operating earnings, EBITDA and cashflow may differ from other organizations and, accordingly, operating earnings, EBITDA and cashflow may not be comparable to measures used by other organizations. Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are outlined below.

	Three months	Three months	Year	Year
Results from operating activities	ended	ended	ended	ended
(in thousands of Canadian dollars)	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Net income (loss) and total comprehensive income	$(3,019)	$13,309	$8,655	$53,305
Add back (deduct):
Finance income	(260)	(409)	(897)	(914)
Finance costs	3,547	3,765	9,728	6,505
(Gain) loss on sale of property, plant and equipment	(230)	363	(5,576)	(5,756)
Income tax (recovery) expense	(419)	4,926	7,895	17,080

Results from (used in) operating activities	$(381)	$21,954	$19,805	$70,220

	Three months	Three months	Year	Year
EBITDA	ended	ended	ended	ended
(in thousands of Canadian dollars)	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Net income (loss) and total comprehensive income	$(3,019)	$13,309	$8,655	$53,305
Add back (deduct):
Depreciation	6,732	7,747	27,488	29,557
Finance income	(260)	(409)	(897)	(914)
Finance costs	3,547	3,765	9,728	6,505
Income tax (recovery) expense	(419)	4,926	7,895	17,080

EBITDA	$6,581	$29,338	$52,869	$105,533

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three months	Three months	Year	Year
Cashflow	ended	ended	ended	ended
(in thousands of Canadian dollars)	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
Cash provided by operations	$6,545	$22,592	$41,077	$81,941
Add back (deduct):
Changes in non-cash working capital items	(680)	7,687	(20,975)	26,416

Cashflow	$5,865	$30,279	$20,102	$108,357

BUSINESS OF THE COMPANY

Total Energy is a public energy services company based in Calgary, Alberta. Through its operating divisions, wholly owned subsidiaries and limited partnerships, Total Energy is involved in three businesses: contract drilling services (“Chinook Drilling” or “Chinook”), the rental and transportation of equipment used in the drilling, completion and production of oil and natural gas wells (“Total Oilfield Rentals”) and the fabrication, sale, rental and servicing of new and used natural gas compression (“Bidell”) and process equipment (“Spectrum”). Substantially all of the operations of the Company are conducted within the Western Canadian Sedimentary Basin (“WCSB”), although Total Energy investigates opportunities from time to time to expand its operations outside of the WCSB. Bidell and Spectrum generate international sales from their Calgary based facilities and Total Oilfield Rentals and Bidell conduct business in the United States through United States corporate affiliates.

VISION, CORE BUSINESS AND STRATEGY

Total Energy is focused on building sustainable value for its shareholders through the disciplined management of its operations and a commitment to growing its business in a capital efficient manner. Management believes that Total Energy’s existing business divisions provide a platform for building long-term shareholder value. Total Energy has achieved its growth by maintaining a disciplined acquisition strategy and undertaking measured and strategic organic growth. The Company intends to achieve ongoing expansion through organic growth and selective acquisitions.

Generally, the Company’s business strategy and marketing plans and strategy are as follows:

Contract Drilling Services: The Company currently operates a fleet of 18 rigs in western Canada, with all such rigs constructed in 1997 or later. Of these rigs, 16 are telescopic doubles and two are telescopic singles with integrated top drives. The Company also maintains an extensive inventory of top drives, drill pipe and spare components to support its operations. The Company’s rig fleet has a strong operating history in the horizontal well market, having drilled wells up to 6,000 meters measured depth in Western Canada. The Company is focused on continuing to grow its drilling rig fleet to obtain the marketing and operational efficiencies enjoyed by a larger fleet and continuously monitors industry trends and developments to assess the type of equipment to add to its fleet. The Company expects to pursue the growth of its fleet through organic growth and the acquisition of modern and efficient equipment that is complementary to its existing fleet in an effort to distinguish its equipment from the competition and attract quality operations personnel.

Rentals and Transportation Services: Historically northern Alberta and northeastern British Columbia were the primary markets for the Company’s rentals and transportation services. In 2007, this division expanded its operations into southeastern Saskatchewan and in 2012 into North Dakota. In early 2015, the Company established a presence in Wyoming through a corporate acquisition. The Company now operates out of 22 locations throughout western Canada and the northwestern United States and currently owns and operates approximately 10,000 pieces of rental equipment as well as a fleet of 115 heavy trucks. The Company seeks to invest in a modern and high quality equipment base supported by an extensive branch network in order to establish and maintain a significant presence in its target markets. The Company intends to pursue opportunities, both internal and acquisition, to increase its market share in its existing areas of operation and to further expand its geographic presence within the WCSB and the United States. The Company continuously evaluates opportunities to expand its product and service offering within existing areas of operation.

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

Compression and Process Services: The Company provides a full range of natural gas compression equipment and service as well as select oil and natural gas process equipment. While the Company historically has been focused on Western Canada, it has expanded its market to include international sales. The Company has and will continue to compete with its larger competitors by providing quality equipment and maintaining an efficient business model. The Company has increased its in-house engineering capabilities in order to focus on developing proprietary equipment designs that provide solutions to its customers. Total Energy has received patent protection in Canada, the United States, Europe, Australia and Mexico and is awaiting the receipt of a patent in India for its proprietary trailer-mounted compression package which is branded the NOMADTM. During 2010, the Company began an expansion of its parts and service business and currently operates out of 10 locations throughout Alberta, British Columbia, Saskatchewan and Wyoming. During 2012, the Company began establishing a presence in the process equipment fabrication business and in January 2013 expanded its presence in this business through the acquisition of an established process equipment business. The Compression and Process Services division currently occupies approximately 208,000 square feet of fabrication space.

OVERALL PERFORMANCE

The results for the three months and year ended December 31, 2015 reflect increasingly challenging North American energy industry conditions due to continued low oil and natural gas prices which, in turn, resulted in substantially lower industry activity levels. The change of government in Alberta on May 5, 2015, with a resultant increase to corporate tax rates and carbon emission levies as well as the commencement of a royalty review process also contributed to the challenges and uncertainty facing the Canadian energy industry. In this challenging environment, price competition has been fierce and the Company has taken significant steps to lower its operating cost structure so as to remain competitive without compromising the safety and quality of its service and equipment. Further, the Company has declined to pursue business opportunities where variable operating costs are not covered (including depreciation in the case of drilling rigs) or customer credit risk is determined to be unacceptable. While this strategy has resulted in lower equipment utilization, it is expected to benefit the Company in two ways. First, bad debt expense will be minimized. Second, when industry conditions improve, the Company’s equipment fleet will be in a good state of repair and ready to resume normal operations in short order with relatively minimal expense. Consolidated revenue decreased 57% in the fourth quarter of 2015 relative to the prior year comparable period. The Company generated a net loss of $3.0 million during the fourth quarter of 2015 compared to net income of $13.3 million in 2014. For 2015, the Company’s revenue and net income decreased 34% and 84%, respectively, relative to the prior year comparable period. Exacerbating the decrease to net income is a one time charge of $3.8 million ($0.12 per share on a diluted basis) to income tax expense during 2015 arising from the 20% increase to the corporate income tax rate enacted by the Alberta government on June 29, 2015 and a $5.1 million ($0.16 per share on a diluted basis) unrealized loss on change in fair value of other assets. For the three months and year ended December 31, 2015, the Company recorded a net loss of $3.0 million and net income of $8.7 million, respectively, as compared to net income of $13.3 million and $53.3 million during the same periods in 2014.

The Company’s financial condition remains strong, with a positive working capital balance of $90.3 million as at December 31, 2015 as compared to $82.3 million of working capital at December 31, 2014. Shareholders’ equity increased by $1.3 million during 2015 due primarily to an increase in retained earnings.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE DRIVERS

Total Energy believes the following key performance drivers are critical to the success of its business.

•	Oil and natural gas prices and the resulting cash flows, access to debt and equity financing and capital expenditures of its customers, the exploration and development companies that operate in the WCSB and, to a lesser extent, in other markets in which the Company competes.

•	The expectations of its customers as to future oil and natural gas prices.

•	The expectations of its customers as to oil and natural gas exploration and development prospects in the WCSB.

•	The prevailing competitive conditions in each of the business segments in which Total Energy competes.

•	The general state of global and national financial markets which impact the Company’s access to debt and equity, which in turn affects the Company’s cost of capital and economic rate of return on the Company’s assets.

•	Weather, which impacts both the ability to operate in the WCSB, as well as the overall demand for natural gas and heating oil.

•	Effect of non-market forces such as government royalty and taxation policy, government incentives for renewable energy and regulatory changes, which create market uncertainty and affect industry activity levels.

•	Access to, and retention of, qualified personnel.

•	Ongoing technological developments that influence resource development.

There are several key performance measures the Company uses to monitor and assess its performance relative to the key performance drivers, the implementation of its strategy, and the achievement of its goals and vision. Such measures include:

•	Return on invested capital and return on equity.

•	Safety and environmental stewardship. The Company has a health, safety and environmental management policy in place within each of its operating divisions. Targets and objectives are set within those policies.

CAPABILITY TO DELIVER RESULTS

Non-Capital Resources

Qualified people are the most critical non-capital resource required in order for the Company to achieve its goals set out in its strategic plan, particularly during periods of robust industry conditions when competition for skilled labour is greatest. The Company is continually evaluating its human resources levels to ensure that it has adequate human resources to meet its business requirements. In addition, succession planning is ongoing in order to mitigate the impact of planned or unplanned departures of key personnel. The Company believes that it presently has sufficient human resources to successfully operate its business and to execute its strategic plan.

Capital Resources

The Company has the necessary working capital to meet its current obligations and commitments. In order to finance future growth, Total Energy anticipates utilizing a combination of working capital, cashflow, existing and new debt facilities and new equity issuances.

Systems and Processes

The Company’s operational systems and processes are continually reviewed by management. The Company periodically evaluates existing systems and develops new ones as required.

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to certain risks, which are explained under the heading “Risk Factors” below and in the Company’s AIF, the following factors impact Total Energy’s business:

Seasonality and Cyclicality

The Company’s business is cyclical due to the nature of its customers’ cash flows and capital expenditures. Customers’ cash flows and capital expenditures are in turn affected by, among other things, oil and gas prices, access to capital, the prospects for oil and gas exploration and development in the geographical areas where the Company operates and the economics of oil and gas exploration and production in such areas compared to the economics of competing opportunities. The Company currently has no material long-term contracts in place for the provision of its equipment and services.

Seasonality impacts the Company’s operations. Most of the Company’s operations are carried on in the WCSB. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until such roads have thoroughly dried out. The duration of this “spring breakup” has a direct impact on the Company’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Company’s slowest period.

Trends and Outlook

North American oil and natural gas drilling and completion activity levels during the fourth quarter of 2015 were substantially lower than activity levels during the fourth quarter of 2014. The precipitous decline in oil prices that began in late 2014 resulted in substantial decreases in 2015 capital expenditure plans by North American oil and natural gas producers. The recent change of federal government in Canada as well as the provincial change of government in Alberta in May 2015 has increased the challenges and uncertainty facing the Canadian energy industry. Oil and natural gas prices remain low compared to historical levels. As such, the Company expects that industry conditions for North American energy services providers will remain very challenging for the foreseeable future. Steps have been taken to right-size the Company’s operations in all business segments in response to reduced customer demand. Steps have also been taken to refocus sales efforts and relocate assets to jurisdictions based on future expected activity levels. Additional measures to rationalize the Company’s operating cost structure will be taken as future industry conditions may warrant. Despite a challenging near term outlook, the Company believes that long-term fundamentals require continued exploration and development in the WCSB and elsewhere, particularly in respect of unconventional oil and natural gas reserves, to meet global demand for oil and natural gas. A continued focus on the development of unconventional oil and natural gas resources in the WCSB is expected to continue to drive activity in the future, particularly should export opportunities for WCSB producers increase through the construction of new liquefied natural gas (“LNG”) export terminals and additional pipeline or other take-away capacity. The application of horizontal drilling and multi-stage fracturing completion technologies to oil and liquids rich natural gas resources has significantly increased drilling and completion activity in the WCSB targeting oil and natural gas liquids. As a result, the Company’s revenue base has become more weighted toward oil and natural gas liquids versus natural gas related activities whereas historically natural gas drilling and production activity was the primary driver of the Company’s revenues. The oil and gas service industry is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers to find and produce oil, natural gas liquids and natural gas. These companies base their capital expenditures on several factors, including but not limited to current and expected hydrocarbon prices, exploration and development prospects and access to capital. Current indications are that 2016 WCSB capital expenditures will be substantially lower than 2015 levels.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

Governmental and Environmental Regulation and Risk Management

The Company has a comprehensive insurance and risk management program in place to protect its assets, operations and employees. The Company also has programs in place to ensure it meets or exceeds current safety and environmental standards. The Company has safety and environmental personnel responsible for maintaining and developing the Company’s policies and monitoring the Company’s operations in each division to ensure they are in compliance with such policies and applicable legislation. The safety and environmental personnel report to the divisional General Managers and directly to the Vice President of Operations of the Company. Corporate management reports to the Board of Directors quarterly on health, safety and environmental matters as well as on risk management generally.

SELECTED FINANCIAL INFORMATION

Selected annual financial information derived from the audited consolidated financial statements of the Company for the three most recently completed financial years is set forth below and is prepared in accordance with IFRS.

	Year Ended	Year Ended	Year Ended
(in thousands of dollars except per share amounts)	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
Revenue	$283,193	$428,149	$339,579
Cash provided by operations	41,077	81,941	54,913
Cashflow (1)	20,102	108,357	60,446
Net income	8,655	53,305	37,308
Per share (basic)	0.28	1.71	1.21
Per share (diluted)	0.28	1.66	1.20

Dividends declared per share	0.24	0.24	0.20
Total assets	532,379	595,906	518,782
Long term liabilities (2) (excluding current obligations under finance leases, current portion of long-term debt and deferred income taxes)	49,185	72,107	71,775

(1)	Refer to “Non-IFRS Measures” for further information
(2)	In 2014 and 2013, includes convertible debentures at face value of $69 million

In 2015, the Company experienced lower demand in all of its operating divisions. Consolidated revenue for the Company decreased by 34% and 17%, respectively, in 2015 as compared to 2014 and 2013.

RESULTS OF OPERATIONS

Consolidated Revenue

Revenue decreased 57% to $52.1 million for the three months ended December 31, 2015 versus $121.1 million for the comparable period in 2014, and decreased 34% to $283.2 million for year ended December 31, 2015 versus $428.1 million in 2014.

Divisional Revenue

Divisional revenue for the three months ended December 31, 2015 was $4.0 million for Contract Drilling Services, $11.7 million for Rentals and Transportation Services and $36.5 million for Compression and Process Services. Divisional revenue for the year ended December 31, 2015 was $15.9 million for Contract Drilling Services, $71.0 million for Rentals and Transportation Services and $196.3 million for Compression and Process Services.

Contract Drilling Services

The revenue reported from Total Energy’s Contract Drilling Services division decreased by 76% to $4.0 million for the three months ended December 31, 2015, as compared to $16.2 million for the same period in 2014 and decreased by 74% to $15.9 million for year ended December 31, 2015, as compared to $62.4 million for the same period in 2014. For the fourth quarter of 2015 the Contract Drilling Services division achieved a utilization rate, on a spud to release basis, of 15% and

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

year to date utilization rate of 14%, as compared to 49% and 51%, respectively, for the same periods in 2014. The decrease in utilization during 2015 relative to 2014 was due to substantially decreased oil and natural gas drilling activity in Western Canada. Operating days (spud to release) for the three months and year ended December 31, 2015 totaled 241 and 920 days, respectively, with a fleet of 18 rigs, as compared to 755 and 3,038 days for the same periods in 2014, with a fleet of 17 rigs. Revenue per operating day received for contract drilling services for the three months and year ended December 31, 2015 decreased 24% and 16%, respectively, as compared to revenue per operating day during the same periods of 2014. The decrease in revenue per operating day was due primarily to decreased day rate pricing.

Rentals and Transportation Services

The revenue reported from Total Energy’s Rentals and Transportation Services division decreased by 68% and 43% to $11.7 million and $71.0 million, respectively, for the three months and year ended December 31, 2015, as compared to $36.3 million and $124.8 million for the same periods in 2014. The revenue decrease was due to reduced equipment utilization and lower pricing. Average utilization of the rental assets was 17% and 24%, respectively, for the three months and year ended December 31, 2015, as compared to 44% and 41%, respectively, for the prior year comparable periods. This division exited 2015 with approximately 10,000 pieces of rental equipment and a fleet of 119 heavy trucks as compared to 10,000 pieces of rental equipment and 109 heavy trucks at the end of 2014.

Compression and Process Services

The revenue reported from Total Energy’s Compression and Process Services division decreased by 47% and 19% to $36.5 million and $196.3 million for the three months and year ended December 31, 2015, as compared to $68.6 million and $241.0 million for the same periods in 2014. The revenue decrease was due primarily to lower demand for new equipment and to the reduced size and utilization of the compression rental fleet. This division exited the fourth quarter of 2015 with a backlog of fabrication sales orders of approximately $48.9 million, as compared to a backlog of $108.0 million as at December 31, 2014 and $51.1 million at September 30, 2015. As at December 31, 2015, the total horsepower of compressors on rent was approximately 15,800 as compared to approximately 45,000 as at December 31, 2014. The compression rental fleet experienced an average utilization of 42% and 61% (based on fleet horsepower), respectively, during three months and year ended December 31, 2015, as compared to 89% for the same periods in 2014.

Other

Total Energy’s Other division consists of the Company’s corporate activities. The Other division does not generate any revenue but provides sales, operating and other support services to Total Energy’s operating divisions and wholly owned subsidiaries and partnerships and manages the corporate affairs of the Company.

Cost of Services

Cost of services decreased by 53% and 30% to $39.3 million and $206.6 million, respectively, for the three months and year ended December 31, 2015, as compared to $83.0 million and $294.5 million for the same periods in 2014. The decrease in cost of services resulted primarily from lower activity levels in all three operating segments. Gross margin, as a percentage of revenue, for the three months and year ended December 31, 2015 was 24% and 27%, respectively, as compared to 31% for the same periods in 2014. The lower gross margin realized in 2015 compared to 2014 is a result of the Contract Drilling Services and Rentals and Transportation Services divisions contributing a lower portion of consolidated revenue in 2015 as compared to 2014 as both divisions historically generate a higher gross margin than the Compression and Process Services division. Lower pricing, primarily in the Contract Drilling Services and Rentals and Transportation Services divisions during 2015 as compared to 2014 also contributed to the lower realized gross margin. A detailed margin analysis for each division is presented in the discussion of Results from Operating Activities. Cost of services consists of salaries and benefits for operations personnel, repairs, maintenance, fuel and trucking costs.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 27% and 13% to $5.9 million and $28.0 million, respectively, for the three months and year ended December 31, 2015, as compared to $8.1 million and $32.0 million for the same periods in 2014. The decrease was due to decreased activity levels and as a result of cost reduction initiatives taken throughout the year.

Included in these costs are compensation for directors and officers pursuant to the Company’s cash based compensation plans. Selling, general and administrative expenses also include salaries and benefits for office staff, rent, utilities, and communications in the Company’s various divisional offices and its corporate head office as well as professional fees and other costs to maintain the Company’s public listing.

Share-based Compensation Expense

Share-based compensation expense was $0.5 million and $1.4 million, respectively, for the three months and year ended December 31, 2015, as compared to $0.3 million and $1.9 million for the prior year comparable periods. Share-based compensation expense arises from share options granted pursuant to the share option plans implemented in 2015 and 2012. The increase in share-based compensation expense during the three month period ended December 31, 2015 was due to share options being granted in 2015. The decrease in share-based compensation expense during the year ended December 31, 2015 was due primarily to the vesting of the second tranche of share options issued in 2012 and forfeiture of certain unvested options in 2015.

Depreciation Expense

Depreciation expense decreased by 13% to $6.7 million for the three months ended December 31, 2015, as compared to $7.7 million for the prior year comparable period, and decreased by 7% to $27.5 million for the year ended December 31, 2015, as compared to $29.6 million for the prior year comparable period. The decrease in depreciation expense was primarily due to lower equipment utilization in the Contract Drilling Services division. All of the Company’s property, plant and equipment is depreciated on a straight-line basis with the exception of contract drilling equipment which is depreciated on a utilization basis.

Results from Operating Activities

Operating earnings decreased to an operating loss of $0.4 million for the three months ended December 31, 2015 compared to operating earnings of $22.0 million for the same period in 2014. Operating earnings were $19.8 million for the year ended December 31, 2015, a 69% decrease from $70.2 million of operating earnings in 2014. The decrease in operating earnings was due to decreased activity levels in all three divisions.

The Contract Drilling Services division had operating earnings of $0.3 million and $1.7 million, respectively, for the three months and year ended December 31, 2015, as compared to $4.3 million and $14.2 million for the prior year comparable periods. The operating earnings margins in this division was 7% and 10%, respectively, for the three months and year ended December 31, 2015, as compared to 27% and 23% for the comparable periods in 2014. The decrease in operating earnings margin during 2015 compared to the prior year comparable periods was due primarily to lower rig utilization and decreased day rate pricing.

The Rentals and Transportation Services division had an operating loss of $3.1 million and operating earnings of $1.7 million, respectively, for the three months and year ended December 31, 2015, as compared to operating earnings of $8.6 million and $29.5 million for the comparable periods in 2014. The operating earnings margins in this division was negative 26% and positive 2% for the three months and year ended December 31, 2015, as compared to 24% for the comparable periods in 2014. The decrease in operating earnings margin in 2015 resulted due primarily to lower equipment utilization and pricing as compared to 2014 and the relatively high fixed cost structure of this division.

The Compression and Process Services division had operating earnings of $3.4 million and $21.7 million, respectively, for the three months and year ended December 31, 2015, as compared to $10.2 million and $32.7 million for the comparable periods in 2014. The operating earnings margins in this division were 9% and 11% for the three months and year ended

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2015, as compared to 15% and 14% for the comparable periods in 2014. The decrease in operating earnings margin during 2015 compared to 2014 was due to lower production levels arising from lower customer demand and a lower amount of compression horsepower on rent.

The Other division had operating losses of $1.0 million and $5.3 million, respectively, for the three months and year ended December 31, 2015, as compared to operating losses of $1.2 million and $6.3 million for the comparable periods in 2014. The decrease in the operating loss was primarily due to a decrease in share based compensation expense and other cost savings achieved through cost reduction initiatives. The Other division does not include any direct sales activities relating to Total Energy’s business and therefore does not generate any revenue.

Finance income

Finance income was $0.3 million and $0.9 million, respectively, for the three months and year ended December 31, 2015, as compared to $0.4 million and $0.9 million for the same periods in 2014. Finance income includes dividends, interest income on bank balances and other ancillary interest income.

Finance Costs

Finance costs were $3.5 million and $9.7 million, respectively, for the three months and year ended December 31, 2015, as compared to $3.8 million and $6.5 million for the same periods in 2014. The year to date increase in finance costs was due primarily to accelerated accretion of convertible debentures upon the redemption of such debentures in May of 2015 as well as a $5.1 million unrealized loss due to the decrease in the market value of other assets during 2015. Other assets include marketable securities of publicly traded entities. Finance costs also include interest paid on finance leases, interest expense on the Term Loan (as defined under the heading “Liquidity and Capital Resources”) and interest expense (including accretion) on the convertible debentures.

Gain on Sale of Property, Plant and Equipment

During the three months and year ended December 31, 2015, the Company realized a gain on disposal of equipment of $0.2 million and $5.6 million, respectively, as compared to a loss on disposal of equipment of $0.4 million and a gain on disposal of $5.8 million for the prior year comparable periods. Disposals of equipment result from the exercise of purchase options on compression equipment previously on lease in the Compression and Process Services division as well as the replacement and upgrade of older equipment in the Company’s fleet.

Income Taxes and Net income

The Company recorded a net loss of $3.0 million ($0.10 loss per share basic and diluted) and net income of $8.7 million ($0.28 per share basic and diluted), respectively, for the three months and year ended December 31, 2015 as compared to net income of $13.3 million ($0.43 per share basic and $0.42 per share diluted) and $53.3 million ($1.71 per share basic and $1.66 per share diluted) for the corresponding periods in 2014. The Company recorded a current income tax recovery of $2.4 million and a current income tax expense of $6.9 million, respectively, for the three months and year ended December 31, 2015, as compared to a current income tax expense of $5.0 million and $9.0 million for the corresponding periods in 2014. The Company recorded a deferred income tax expense of $2.0 million and $1.0 million, respectively, for the three months and year ended December 31, 2015, as compared to a deferred tax recovery of $0.1 million and a deferred income tax expense of $8.0 million for the corresponding periods in 2014. The decrease in current income taxes in 2015 was due primarily to decreased profitability as compared to the prior year. The decrease in deferred income taxes in 2015 was due primarily to the timing of taxation of the Company’s limited partnerships and lower net income before income tax as compared to 2014. The increase to the Alberta corporate income tax rate, enacted on June 29, 2015, resulted in a one-time $3.8 million increase to total income tax expense for the year ended December 31, 2015 or $0.12 per share on a diluted basis. $3.6 million of this increase was allocated to deferred income tax expense and resulted from the higher income tax rate being used in the calculation of deferred income tax balances. This resulted in a negative effective income tax rate for the three months ended December 31, 2015 and an effective tax rate of 48% for the year ended December 31, 2015 as compared to effective income tax rates of 27% and 24% for the prior year comparable periods. The lower effective income tax rate for the three months

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TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

ended December 31, 2015 compared to the fourth quarter of 2015 was due primarily to a recorded net loss before taxes. The higher effective income tax rate in 2015 as compared to 2014 was due primarily to the enactment of a higher Alberta income tax rate that resulted in a one-time increase to deferred income tax expense.

On August 30, 2015 Company was notified by the Canada Revenue Agency (the “CRA”) that certain of the Company’s income tax filings related to its conversion from an income trust to a corporation in 2009 were being re-assessed. Specifically, the CRA increased the Company’s taxable income by $56.1 million and denied $1.7 million of investment tax credits claimed (the “Reassessment”). The Reassessment is based entirely on the CRA’s proposed application of the general anti-avoidance rule (“GAAR”) and gives rise to approximately $14.1 million of federal income tax payable. In September 2015 the Company paid 50% of the Reassessment amount, or $7.1 million, to the CRA as required pending appeal. On November 4, 2015, related provincial income tax reassessments totaling $5.6 million (including interest and penalties) were received.

The Company has received both legal and tax advice relating to its conversion from an income trust to a corporation indicating that its income tax filing position is strong. As such, the Company has filed notices of objection in response to the Reassessment and intends to vigorously defend its filing position and seek reimbursement from the CRA for the costs arising from having to defend such Reassessment to the fullest extent possible. Management believes that it will be successful in defending its tax filing position, and as such, the Company has not recognized any provision for the Reassessment at December 31, 2015. The $7.1 million paid on account of the Reassessment has been recorded as income tax receivable on the basis management believes it will be successful in its defending the Company’s filing position. In the event the Company is not successful an additional $12.7 million of cash may be owing and $19.8 million of income tax expense would be recognized.

LIQUIDITY AND CAPITAL RESOURCES

Cash Provided by Operations

Cash provided by operations was $6.5 million and $41.1 million, respectively, for the three months and year ended December 31, 2015, as compared to $22.6 million and $81.9 million for the comparable periods in 2014. Cashflow was $5.9 million and $20.1 million, respectively, for the three months and year ended December 31, 2015, as compared to $30.3 million and $108.4 million for the comparable periods in 2014. The changes in cash provided by operations and cashflow were due primarily to changes in operating earnings and working capital balances. During 2015 the Company paid a total of $29.5 million of income tax, of which $12.7 million related to 2014 taxable income due to the Company not being required to make income tax installments in 2014 and $7.1 million of income taxes on account of Reassessment (as defined under the heading “Income Taxes and Net Income”). The Company reinvests the remaining cash provided by operations after dividend payments to shareholders into the internal growth of existing businesses, acquisitions, the repayment of long-term debt and obligations under finance leases, or the repurchase of Company’s shares pursuant to the Company’s normal course issuer bid.

Investments

Net cash used in investing activities was $3.2 million and $4.9 million, respectively, for the three months and year ended December 31, 2015, as compared to $29.0 million and $56.7 million for the comparable periods in 2014. The decrease in net cash used in investment activities during 2015 compared to 2014 was primarily due to a $67.9 million reduction in purchases of property, plant and equipment. $22.1 million of property, plant and equipment (“PP&E”) purchases and a $1.2 million acquisition of a business during 2015 were allocated as follows: $1.6 million in the Contract Drilling Services division relating primarily to the purchase of rig equipment, $15.5 million in the Rentals and Transportation Services division relating primarily to purchases of new rental equipment and real estate utilized in its operations; and $6.1 million in the Compression and Process Services division relating primarily to additions to the compression rental fleet. During 2014, the property, plant and equipment additions were as follows: $27.7 million in the Contract Drilling Services division, $22.8 million in the Rentals and Transportation Services division and $40.6 million in the Compression and Process Services. The purchase of property, plant and equipment and the acquisition of a business during 2015 was offset by proceeds on disposal of property, plant and equipment of $31.4 million as compared to $32.0 million during 2014. The disposal of equipment resulted primarily from the exercise of purchase options on compression equipment previously on lease in the Compression and Process Services division as well as from the replacement and upgrade of older equipment in the Company’s fleet.

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

The $1.2 million acquisition of a business relates to the acquisition of all of the shares of a private oilfield transportation company based in Casper, Wyoming. $6.1 million was invested in other assets during 2015.

Financing

Net cash used in financing activities was $3.9 million and $35.0 million, respectively, for the three months and year ended December 31, 2015, as compared to $5.6 million and $20.7 million for the comparable periods in 2014. The increase in net cash used in financing activities in 2015 was due primarily to the redemption of the Debentures (as defined below) in May of 2015 which resulted in a payment of $69.0 million that was funded by the $50.0 million Term Loan (as defined below under the heading “Liquidity”) and cash on hand.

Liquidity

The Company had a working capital surplus of $90.3 million as at December 31, 2015 as compared to $82.3 million as at December 31, 2014. As at December 31, 2015, and the date of this MD&A, the Company is in material compliance with all debt covenants.

On February 5, 2015, the Company renewed its revolving credit facility (the “Operating Facility”) with a major Canadian financial institution. The Operating Facility is a $65 million committed revolving facility with payments not required until February 2017 in the event such facility is not renewed. The Operating Facility bears interest at the lender’s prime rate plus 0.40% and is secured by the Company’s cash and cash equivalents, accounts receivable and inventory. As at December 31, 2015, this facility was undrawn and available to the extent of $57.4 million based on margin requirements.

On May 19, 2015, the Company completed the redemption of all outstanding 5.75% convertible unsecured subordinated debentures (the “Debentures”) that were due to mature on March 31, 2016 in accordance with the terms of the trust indenture dated February 9, 2011 governing the Debentures. Upon redemption, the Company paid to the holders of the Debentures $1,007.72 per $1,000 principal amount of Debentures held less any taxes required to be deducted or withheld, which was equal to the outstanding principal amount of the Debentures plus accrued and unpaid interest up to, but excluding, the redemption date. In connection with the redemption of the Debentures, the Company secured a $50 million bank loan (the “Term Loan”) with the Company’s primary bank.

The Term Loan is a five year term loan amortized over 20 years with blended monthly principal and interest payments of approximately $278,800. At the end of the five year term, approximately $40.2 million of principal will become due and payable assuming only regular monthly payments are made. The Term Loan bears a fixed interest rate of 3.06% and is secured by certain of the Company`s real estate assets. In April 2015, the Company received an independent third party report indicating the current market value of its real estate holdings at the time to be approximately $110 million, of which properties having an ascribed value of approximately $72 million have been mortgaged to secure the Term Loan.

The Term Loan and the Operating Facility require that the Company’s total debt to equity ratio not exceed 2.5 to 1.0 and the Company maintain a current ratio of at least 1.3 to 1.0. As at December 31, 2015, the Company’s total debt to equity ratio was 0.12 to 1.0 and the current ratio was 3.74 to 1.0. For purposes of determining compliance with such financial covenants, total debt includes bank debt and capital lease obligations, including the current portion, minus cash and cash equivalents and the current ratio is equal to current assets minus current liabilities (excluding the current portion of long-term debt and obligation under capital leases).

The Company expects that cash and cash equivalents, cash flow from operations, together with existing and available credit facilities, will be sufficient to fund its presently anticipated requirements for investments in working capital and capital assets as well as dividend payments and common share repurchases and debt repayments.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dividends

For the three months and year ended December 31, 2015, the Company declared dividends of $1.9 million ($0.06 per share) and $7.4 million ($0.24 per share), respectively, as compared to $1.9 million ($0.06 per share) and $7.5 million ($0.24 per share) declared for the prior year comparable periods.

For 2016, the Company currently expects cash provided by operations, cashflow and net income to exceed dividends to shareholders. Management and the Board of Directors of the Company will monitor the Company’s dividend policy with respect to forecasted net income, cashflow, cash provided by operations, debt levels, capital expenditures and other investment opportunities and will aim to finance future dividends through cash provided by operations.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars except per share amounts)

	Financial Quarter Ended (Unaudited)
	Dec 31, 2015	Sept 30, 2015	June 30, 2015	March 31, 2015
Revenue	$52,082	$66,713	$71,908	$92,490
Cashflow (1)	5,865	(92)	6,341	7,988
Cash provided by operations	6,545	(1,846)	12,528	23,850
Net income (loss)	(3,019)	1,570	921	9,183
Per share (basic)	(0.10)	0.05	0.03	0.30
Per share (diluted)	(0.10)	0.05	0.03	0.30

	Financial Quarter Ended (Unaudited)
	Dec 31, 2014	Sept 30, 2014	June 30, 2014	March 31, 2014
Revenue	$121,109	$108,223	$83,694	$115,113
Cashflow (1)	30,279	24,184	19,871	34,023
Cash provided by (used in) operations	22,592	2,456	42,542	14,351
Net income	13,309	11,752	7,216	21,028
Per share (basic)	0.43	0.38	0.23	0.67
Per share (diluted)	0.42	0.37	0.23	0.63

(1)	Refer to “Non-IFRS Measures” for further information.

As discussed in ‘Seasonality and Cyclicality’ above, variations over the quarters are due in part to the cyclical nature of the energy service industry in the WCSB due to the occurrence of a “breakup”. The first quarter has generally been the strongest quarter for the Company. This strength is due to the northern exposure that the Company has in its Contract Drilling Services and Rentals and Transportation Services divisions. The northern areas are usually busiest in the winter as these areas are frozen and allow better access to operations locations. The second quarter has generally been the slowest quarter due to a “breakup” as described above. Many of the areas that the Company operates in are not accessible during this period when ground conditions do not permit the movement of heavy equipment. The third quarter has generally been the third busiest quarter, as some of the issues associated with a “breakup” are no longer affecting access to areas of operations. The fourth quarter has usually been the second busiest quarter of the year as customers are generally able to start accessing northern areas with the onset of winter and the ground freezing. However, the severe downturn currently being experienced in WCSB drilling and completion activity has distorted the normal seasonality activity pattern.

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

At December 31, 2015, the Company had the following contractual obligations:

		Payments due by year
						2020 and
(in thousands of dollars)	Total	2016	2017	2018	2019	after
Long-term debt (1)	$48,779	$1,879	$1,938	$1,998	$2,060	$40,904
Commitments (2)	5,498	2,219	1,776	974	529	—
Finance leases	4,308	2,023	1,303	583	309	90
Purchase obligations (3)	8,580	8,580	—	—	—	—

Total contractual obligations	$67,165	$14,701	$5,017	$3,555	$2,898	$40,994

(1)	During the second quarter of 2015 the Company secured the Term Loan to fund, in part, the redemption of $69 million of convertible debentures. The amounts presented exclude interest payable.
(2)	Commitments are described in Note 26 to the 2015 Audited Consolidated Financial Statements.
(3)	Purchase obligations are described in Note 26 to the 2015 Audited Consolidated Financial Statements. As at December 31, 2015, purchase obligations relate to Total Energy’s commitment to purchase $8.6 million of inventory for the Compression and Process Services division.

OFF-BALANCE SHEET ARRANGEMENTS

During 2015 and 2014, the Company had no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During 2015 and 2014, the Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

Management is responsible for applying judgment in preparing accounting estimates. Certain estimates and related disclosures included within the financial statements are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from management’s current judgments. An accounting estimate is considered critical only if it requires the Company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and different estimates the Company could have used would have a material impact on Total Energy’s financial condition, changes in financial condition or results of operations.

Critical Judgments in Applying Accounting Policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

The Company’s assets are aggregated into cash-generating units for the purpose of calculating impairment. Cash generating units (“CGU” or “CGUs”) are based on management’s judgments and assessment of the CGU’s ability to generate independent cash inflows. Judgments are also required to assess when impairment indicators exist and impairment testing is required.

The Company is required to exercise judgment in assessing whether the criteria for recognition of a provision or a contingency have been met. The Company considers whether a present obligation exists, probability of loss and if a reliable estimate can be formulated.

The Company’s functional currency is based on the primary economic environment in which it operates and is based on an analysis of several factors including which currency principally affects sales prices of products sold by the Company, which currency influences the main expenses of providing services, in which currency the Company keeps it receipts from operating activities and in which currency the Company has received financing.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company makes judgments regarding the determination of its reportable segments, including aggregation criteria (as appropriate), for segmented reporting.

Judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

Key Sources of Estimation Uncertainty

The following are key estimates and their assumptions made by management affecting the measurement of balances and transactions in these consolidated financial statements.

Where impairment indicators exist or annually for goodwill, the recoverable amount of the asset or CGU is determined using the greater of fair value less costs to sell or value-in-use. Value-in-use calculations require assumptions for discount rates and estimations of the timing for events or circumstances that will affect future cash flows. Fair value less costs to sell requires management to make estimates of fair value using market conditions for similar assets as well as estimations for costs to sell taking into account dismantle and transportation costs.

The Company is required to estimate the amount of provisions and contingencies based on the estimated future outcome of the event.

The Company uses the percentage-of-completion method in accounting for its equipment manufacturing contract revenue. Use of the percentage-of-completion method requires estimates of the stage of completion of the contract to date as a proportion of the total work to be performed.

As pertains to property, plant and equipment the Company is required to estimate the residual value and useful lives of assets for purposes of depreciation.

As pertains to accounts receivable the Company is required to estimate allowances for doubtful accounts based on historic collection trends and experiences with customers.

In a business combination, management makes estimates of the fair value of assets acquired and liabilities assumed which includes assessing the value of property, plant and equipment and intangible assets being acquired.

The Company’s estimate of stock-based compensation is dependent upon estimates of historic volatility and forfeiture rates.

The Company’s estimate of the fair value of derivative financial instruments is dependent on estimated forward prices / rates and volatility in those prices / rates.

The Company’s estimate of the fair value of other assets is based on the market prices quoted on the relevant stock exchanges. Such market prices are volatile and subject to change.

The deferred tax liability is based on estimates as to the timing of the reversal of temporary differences, substantively enacted tax rates and the likelihood of assets being realized.

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL INSTRUMENTS

Risk management activities

The Company does not have significant exposure to any individual customer or counter party other than one major and two intermediate oil and gas companies which accounted for over 10% of revenue during the three month period ended December 31, 2015 and two intermediate oil and gas companies during the year ended December 31, 2015. No other customer accounted for more than 10% of revenue during these periods. Concentration of credit risk on the Company’s trade accounts receivable exists in the oil and gas industry.

Fair values

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, dividends payable and obligations under finance leases approximate their fair value due to the relatively short periods to maturity of the instruments. Other assets include marketable securities and are designated as financial assets measured at fair value. Changes in fair value are recorded in profit or loss. As at December 31, 2015, the fair value of other assets was approximately $5.8 million. The discounted future cash repayments of the Term Loan is calculated using prevailing market rates for a similar debt instrument as at the reporting date. The net present value of future cash repayments of the Term Loan is $49.1 million utilizing an interest rate for a similar debt instrument at December 31, 2015 of 2.90%. The carrying value and Company`s liability with respect to the Term Loan is $48.8 million.

Interest rate risk

As at December 31, 2015, the Company did not have any long-term debt that was subject to variable interest rates. The Term Loan bears interest at a fixed rate of 3.06%.

Foreign currency risk

The Company’s sales are predominantly denominated in Canadian dollars, which is the Company’s functional currency, and as such the Company does not have significant exposure to foreign currency exchange rate risk. Where sales are denominated in a currency other than Canadian dollars, the Company may enter into forward currency contracts to mitigate its exposure to exchange rate fluctuations from the date of sale until the date of receipt of funds. Where foreign currency denominated purchases are made, it is the Company’s practice to pay invoiced amounts within 15 days of receipt of invoice to reduce the Company`s exposure to foreign exchange risk. In addition, from time to time the Company purchases funds in the foreign currency to which the order is denominated to mitigate against foreign exchange rate changes from the date of ordering to when payment is made. Pricing to customers is also customarily adjusted to reflect changes in the Canadian dollar landed cost of imported goods.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING COMPANY SHARE DATA

As at the date of this report the Company had 30,985,000 Common Shares outstanding.

Summary information with respect to share options outstanding is provided below:

Outstanding at	Exercise	Remaining life	Exercisable at
December 31, 2015	Price	(years)	December 31, 2015
165,000	$16.18	0.20	165,000
75,000	$14.21	0.50	75,000
1,140,000	$13.74	1.40	1,140,000
76,666	$14.96	2.10	43,332
53,334	$14.72	2.40	26,667
150,000	$17.61	2.80	100,000
1,400,000	$14.13	4.60	—

3,060,000	$14.30	2.88	1,549,999

There has been no material change in the Common Share data from December 31, 2015 to the date of this report.

RISK FACTORS

The following is a summary of certain risk factors relating to the activities of the Company and its subsidiaries.

Risks Relating to the Energy Services Business

General

Certain activities of the Company are affected by factors that are beyond its control or influence. The business and activities of the Company are directly affected by fluctuations in the levels of oil and natural gas exploration, development and production activity carried on by its customers, which in turn, is dictated by numerous factors, including world energy prices and government policies. Any addition to or elimination or curtailment of government incentives or other material changes to government regulation of the energy industry in North America could have a significant impact on the oilfield service industry in North America. The substantial decline in oil prices over the past year and continued low natural gas prices are expected to have a material adverse impact on the North American energy services industry for the foreseeable future.

Industry Conditions

The oil and gas service industry is highly reliant on the levels of capital expenditures made by oil and gas explorers and producers. Exploration and production companies base their capital expenditures on various factors, including but not limited to realized hydrocarbon prices, exploration and development prospects in various jurisdictions, production levels of their reserves and access to capital. Oil and gas producers and explorers tend to examine long-term fundamentals affecting the foregoing factors before they adjust their capital expenditure plans. Risk factors associated with the Company’s operations include business factors and changes in government regulation. Should one or more of these risks materialize, actual results may vary materially from those currently anticipated. In recent years, commodity prices, and therefore, the levels of drilling, production and exploration activity have been volatile. Any prolonged, substantial reduction in commodity prices will likely affect the activity levels of the exploration and production companies and the demand for the Company’s products and services. A significant prolonged decline in commodity prices would have a material adverse effect on the Company’s business, results of operations and financial condition, including the Company’s ability to pay dividends to its Shareholders.

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

Government Regulation

Total Energy’s business and the business of its customers are subject to significant and evolving laws and government regulations, including in the areas of environment, health and safety. Changes to such laws and regulations may impose additional costs on Total Energy and may affect its business in other ways, including the requirement to comply with various operating procedures and guidelines that may impact Total Energy’s operations. Total Energy has in place, in each of its divisions, programs for monitoring compliance to ensure that it meets or exceeds applicable laws and regulatory requirements. Ensuring a healthy and safe workplace minimizes injuries and other risks employees may face in carrying out their duties, improves productivity and avoids penalties or other costs and liabilities.

Material changes to the regulations and taxation of the energy industry may reasonably be expected to have an impact on the energy services industry. A material increase in royalties or other regulatory burdens would reasonably be expected to result in a material decrease in industry drilling and production activity in the applicable jurisdiction, which in turn would lead to corresponding declines in the demand for the goods and services provided by the Company in such jurisdiction. Conversely, reductions in royalties and other government regulations may reasonably be expected to have a positive impact on Total Energy’s business.

Any initiatives by Canada or the provinces in which the Company operates to set legally binding targets to reduce emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases” could have direct or indirect compliance costs. Such initiatives and costs may adversely affect the oil and gas business in Canada, which in turn may adversely affect the oil and gas services industry in which the Company participates. The impact of such effects and/or costs is not yet certain.

Credit Risk

A substantial portion of the Company’s accounts receivable are with customers involved in the oil and gas industry, whose cash flow may be significantly impacted by many factors including commodity prices, the success of drilling programs, well reservoir decline rates and access to capital. The Company does not have significant exposure to any individual customer or counter party other than one major and two intermediate oil and gas companies which accounted for over 10% of revenue during the three month period ended December 31, 2015 and two intermediate oil and gas companies during the year ended December 31, 2015. No other customer accounted for more than 10% of revenue during these periods. Concentration of credit risk on the Company`s trade accounts receivable exists in the oil and gas industry. Although collection of these receivables could be influenced by economic factors affecting this industry, management considers the risk of a significant loss to be remote at this time. Management is sensitive to and is continuously monitoring the impact of ongoing global economic and financial challenges and uncertainties on credit risk to the Company.

Currency Fluctuations

The Compression and Process Services division, and in particular Bidell, obtains critical components and parts from U.S. suppliers and is therefore subject to foreign exchange rate fluctuations in the procurement of those materials. Where Bidell is contracted to undertake custom work, an exchange rate fluctuation provision is included in the relevant purchase order to reduce Bidell’s exposure to such fluctuations. When Bidell has sales denominated in a currency other than Canadian dollars, it may enter into forward currency contracts to mitigate its exposure to exchange rate fluctuations from the date of sale until the date of receipt of funds. The Company’s Contract Drilling Services division and the Rentals and Transportation Services division purchase certain capital equipment from U.S. suppliers and are also subject to foreign exchange rate fluctuations in the procurement of those items. Total Energy has taken measures that it considers reasonable to mitigate its exposure to exchange rate fluctuations, including the purchase of foreign currencies in an amount approximately equal to such foreign currency obligations at any given time. However, there can be no assurance that such measures will reduce Total Energy’s exposure to currency fluctuations to a level that is not material.

FOCUS ● DISCIPLINE ● GROWTH

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

Competition

The various business segments in which the Company participates are highly competitive. The Company competes with several large national and multinational organizations in the contract drilling services, rental and transportation services and compression and process services businesses. Many of those national and multinational organizations have greater financial and other resources than the Company. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Company or that new competitors will not enter the various markets in which the Company is active. In certain aspects of its business, the Company also competes with a number of small and medium-sized companies, which, like the Company, have certain competitive advantages such as low overhead costs and specialized regional strengths.

Access to Parts, Development of New Technology and Relationships with Key Suppliers

The ability of Bidell to compete and expand is dependent on Bidell having access, at a reasonable cost, to equipment, parts and components, which are at least technologically equivalent to those utilized by competitors and to the development and acquisition of new and competitive technologies. Although Bidell has secured individual distribution agreements with various key suppliers, there can be no assurance that those sources of equipment, parts, components or relationships with key suppliers will be maintained. If these sources and relationships are not maintained, Bidell’s ability to compete may be impaired. Bidell is able to access certain distributors and secure discounts on parts and components that would not be available if it were not for its relationship with certain key suppliers. Should the relationships with key suppliers come to an end, the availability and cost of securing certain equipment and parts may be adversely affected. The ability of Chinook to compete and expand is dependent upon Chinook having access, at a reasonable cost, to drilling equipment and supplies that are at least technologically equivalent to those utilized by competitors and to the development and acquisition of new and competitive technologies as industry conditions require. There can be no assurance that existing sources for equipment will be maintained or that new technologically advanced equipment will be acquired. If such equipment is not available, Chinook’s ability to compete may be impaired.

Employees

The success of the Company is dependent upon its key personnel. Any loss of the services of such persons could have a material adverse effect on the business and operations of the Company. The ability of the Company to expand its services will be dependent upon its ability to attract additional qualified employees in all of its divisions. While attracting and retaining skilled personnel requires continuous effort and attention, the ability to obtain the services of qualified and skilled personnel is particularly challenging in times of strong industry activity. The Company’s financial performance may be negatively impacted by the additional costs to retain and secure qualified personnel to fully conduct its various business affairs.

Environmental Liability Risks

Total Energy routinely deals with natural gas, oil and other petroleum products. The Company has established programs to address compliance with current environmental standards and monitors its practices concerning the handling of environmentally hazardous materials. The Company also generally performs “phase 1” environmental studies on all of its properties prior to acquisition to minimize the risk of acquisition of a contaminated property. However, there can be no assurance that the Company’s procedures will prevent environmental damage occurring from spills of materials handled by the Company or that such damage has not already occurred. As a result of its fabrication and refurbishing operations, the Compression and Process Services division also generates or manages hazardous wastes, such as solvents, thinners, waste paint, waste oil, washdown wastes and sandblast material.

Although the Company attempts to identify and address contamination issues before acquiring properties, and attempts to utilize generally accepted operating and disposal practices, hydrocarbons or other wastes may have been disposed of or released on or under properties owned, leased, operated or worked on by the Company or on or under other locations where such wastes have been taken for disposal. These properties and the wastes disposed thereon may be subject to environmental laws that could require the Company to remove the wastes or remediate sites where they have been released.

2015 ANNUAL REPORT

TOTAL ENERGY SERVICES INC .

MANAGEMENT’S DISCUSSION AND ANALYSIS

Potential Operating Risks and Insurance

Total Energy has an insurance and risk management program in place which has been implemented in an effort to protect its assets, operations and employees. Total Energy also has programs in place to address compliance with current safety and regulatory standards. Total Energy has a health and safety manager in each division who is responsible for maintaining and developing policies and monitoring operations vis-à-vis those policies. Third party consultants are also retained as required to assist the divisional health and safety managers. Each health and safety manager is required to report incidents directly to the Vice President of Operations of Total Energy.

The Company’s operations are subject to risks inherent in the oil and gas drilling and production services industry, such as equipment defects, malfunction and failures and natural disasters with resultant uncontrollable flows of oil, gas or well fluids, fires, spills and explosions.

These risks could expose the Company to substantial liability for personal injury, loss of life, business interruption, property damage or destruction, pollution and other environmental damages. Although the Company has obtained insurance against certain of the risks to which it is exposed, such insurance is subject to coverage limits and no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Access to Additional Financing

Total Energy may find it necessary in the future to obtain additional debt or equity to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to Total Energy when needed or on terms acceptable to Total Energy, particularly during the current global financial crisis. Total Energy’s inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Company’s growth and may have a material adverse effect upon the Company.

Seasonality

In general, the level of activity in the Canadian oilfield service industry is influenced by seasonal weather patterns. Wet weather and the spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Additionally, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months, because the ground surrounding the drilling sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in the activity levels of exploration and production companies and corresponding declines in the demand for the goods and services of the Company.

FOCUS ● DISCIPLINE ● GROWTH